                                                                      EXHIBIT 11

                   COMPUTATION OF PRO FORMA INCOME PER SHARE

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              1995             1996
                                                                             -------          -------
PRIMARY
  Pro forma net income applicable to common stock:
     Pro forma net income                                                     $5,377           $8,921
                                                                              ======           ======

  Pro forma weighted average shares:
     Average shares outstanding                                                6,137            7,624
     Net effect of shares assumed to have been sold by the Company at a price of $11.00 per share to fund the reorganization
        distribution                                                           1,558              779
                                                                              ------           ------

          Total pro forma weighted average shares outstanding                  7,695            8,403
                                                                              ======           ======

  Pro forma net income per share                                              $  .70           $ 1.06
                                                                              ======           ======

  The effect of stock options issued in 1996 (based on application of the treasury stock method) has not been reflected in pro forma weighted average shares outstanding because the impact is not significant.

FULLY DILUTED

  Fully diluted earnings per share are considered equal to primary earnings per share due to immaterial dilution.